FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

7 May 2020

Notification of Transactions by a Person Discharging Managerial Responsibilities

On 26 February 2020, it was announced that John Hinshaw had been granted awards of US$0.50 ordinary shares (the "Shares") in HSBC Holdings plc (the "Company"), to replace unvested awards that were forfeited when he joined HSBC (the "Replacement Awards").

The final Replacement Award, to replace the award granted by Saama Technologies Inc., vested on 6 May 2020 and the following transactions took place:

Name	Number of Shares vested	Shares sold in respect of Income Tax and Social Security liabilities at £4.048778 per share	Net shares vested
John Hinshaw	1,510	710	800

The vesting price is based on the closing Share price on the London Stock Exchange on 5 May 2020, which was £4.0120.

The following disclosures are made in accordance with Article 19 of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			John Hinshaw

2 - Reason for the notification

Position/status			Group Chief Operating Officer

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-05-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC Share Plan 2011			Price	Volume	Total
			£4.01	1,510	£6,058.12
		Aggregated	£4.012	1,510	£6,058.12

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2020-05-06	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£4.05	710	£2,874.63
		Aggregated	£4.049	710	£2,874.63

For any queries related to this notification, please contact:

Larissa Wilson
Shareholder Services
020 7991 0595

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 07 May 2020